

July 2, 2010

Mark L. Heleen, Esq.
SLM Funding LLC
12061 Bluemont Way; V3419
Reston, VA 20190

> **Re: SLM Funding LLC**
> **Amendment No. 1 to the Registration Statement on Form S-3**
> **Filed June 23, 2010**
> **File No. 333-166301**

Dear Mr. Heleen:

We have reviewed your response to our letter dated May 12, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Registration Statement

General

1. We note your response to our prior comment 2. Please advise as to what numerical information cannot be determined prior to the related closing date and why this information cannot be determined prior to the related closing date.

2. We note your response to our prior comment 5. Please confirm that each of the cap agreement, floor agreement, collar agreement or liquidity agreement that the related trust may enter into are limited to interest rate and currency agreements.

Prospectus Supplement

Summary

3. We note your response to our prior comment 9 and reissue in part. Please provide data in your prospectus supplement summary regarding how many loans have been modified by each category of modification and how many loans are interest only loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3574.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile (212) 593-8966
Deirdre R. Brady, Esq.
Bingham McCutchen LLP